UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

June 20, 2024

Date of Report (Date of earliest event reported)

Insight Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40775	86-3386030
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 East 91st Street New York, NY	10128
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (609) 751-9193

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	INAQU	The Nasdaq Stock Market, LLC
Class A Common Stock, par value $0.0001 per share	INAQ	The Nasdaq Stock Market, LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	INAQW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Amendment to Underwriting Agreement

In March 2023, Insight Acquisition Corp. (the “Company”) entered into a fee reduction agreement (the “Underwriting Agreement Amendment”) relating to the underwriting agreement, dated September 1, 2021, by and between the Company and Cantor Fitzgerald and Co. (“Cantor”), the representative of the several underwriters listed on Schedule A thereto (the “IPO Underwriters”), pursuant to which Cantor agreed to irrevocably forfeit $5.4 million of the deferred underwriting discount of $8.4 million that it was previously entitled to receive at the closing of the business combination between the Company and Alpha Modus Corp. (the “Business Combination”). Such reduction was applicable only to Cantor, individually and not as representative for the other IPO Underwriters. Such remaining $3.0 million of deferred underwriting discount was to be payable in cash to Cantor at the closing of the Business Combination.

On June 20, 2024, the Company entered an agreement with Cantor, pursuant to which Cantor agreed to accept 210,000 shares at the closing of the Business Combination in full satisfaction of the remaining $3.0 million of deferred underwriting discount that was payable in cash to Cantor at the closing of the Business Combination (the “Cantor Fee Modification Agreement”).

The foregoing description of the Cantor Fee Modification Agreement is qualified in its entirety by reference to the full text of the Cantor Fee Modification Agreement, a copy of which is included as Exhibit 1.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Also in March 2023, the Company entered into an agreement with Odeon Capital Group, LLC (“Odeon”), the other IPO Underwriter, pursuant to which Odeon agreed to irrevocably forfeit $2.6 million of the deferred underwriting discount of $3.6 million that Odeon was previously entitled to receive at the closing of the Business Combination. Such remaining $1.0 million of deferred underwriting discount was to be payable in cash to Odeon at the closing of the Business Combination.

On June 20, 2024, the Company entered an agreement with Odeon, pursuant to which Odeon agreed to accept 90,000 shares at the closing of the Business Combination in full satisfaction of the remaining $1.0 million of deferred underwriting discount that was payable in cash to Cantor at the closing of the Business Combination (the “Odeon Settlement Agreement”).

The foregoing description of the Odeon Settlement Agreement is qualified in its entirety by reference to the full text of the Odeon Settlement Agreement, a copy of which is included as Exhibit 1.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Amendment to Business Combination Agreement

As previously disclosed, effective as of October 13, 2023, the Company, IAC Merger Sub Inc., a Florida corporation (“Merger Sub”) and Alpha Modus, Corp., a Florida corporation (“Alpha Modus”), entered into a business combination agreement and plan of merger (the “AM BCA”) pursuant to which Merger Sub will merge with and into Alpha Modus with Alpha Modus as the surviving corporation and becoming a wholly owned subsidiary of the Company. The board of directors of the Company has unanimously approved and declared advisable the AM BCA, the merger and the other transactions contemplated thereby (the “Business Combination”).

On June 21, 2024, the Company, Alpha Modus and Merger Sub entered into an amendment to the AM BCA (the “BCA Amendment”). The BCA Amendment (i) provides that each share of Alpha Modus’ 6,145,000 shares common stock outstanding prior to the business combination will be exchanged for the right to receive 1 share of IAC Class A common stock, and a contingent right to receive a pro rata portion of the 2,200,000 earnout shares; (ii) provides that each share of Alpha Modus’ 7,500,000 shares Series C Redeemable Convertible Preferred Stock outstanding prior to the business combination will be exchanged for the right to receive 1 share of IAC Series C Preferred Stock (having substantially the same rights as the Alpha Modus Series C Redeemable Convertible Preferred Stock), and a contingent right to receive a pro rata portion of the 2,200,000 earnout shares; (iii) eliminates the closing condition that the combined company is obligated to pay off the indebtedness of Polar Multi-Strategy Master Fund (“Polar”), up to a maximum of $1,000,000, and the indebtedness of Janbella Group, LLC’s (“Janbella”), up to a maximum of $1,000,000, at closing of the business combination; (iv) eliminates the combined company’s obligation to issue each of Polar and Janbella at closing a number of shares of common stock equal to the amount of indebtedness paid off divided by $1.00; (v) requires the combined company to issue the following shares of common stock at closing: (a) 1,392,308 shares to Janbella, (b) 210,000 shares to Cantor Fitzgerald & Co., (c) 90,000 shares to Odeon Group, LLC, and (d) 125,000 shares to Michael Singer; and (vi) extends the “Outside Date” (the date by which the business combination must occur, after which either the Company or Alpha Modus may terminate the AM BCA by providing written notice to the other) to September 9, 2024, from June 7, 2024.

The foregoing description of the BCA Amendment is qualified in its entirety by reference to the full text of the BCA Amendment, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K.

Item 8.01. Other Information.

As previously disclosed, on September 1, 2021, the Company entered into an agreement with the Company’s sponsor, Insight Acquisition Sponsor LLC (the “Sponsor”), pursuant to which the Company agreed to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to or incurred by members of the Company’s management team until the earlier of the Company’s consummation of a business combination and the Company’s liquidation (the “Sponsor Payment Agreement”). For the period ended March 31, 2024 and 2023, the Company incurred approximately $30,000 and $30,000, respectively, under the Sponsor Payment Agreement in the consolidated statements of operations. As of March 31, 2024 and December 31, 2023, $190,000 and $160,000 were included in due to related party on the unaudited condensed consolidated balance sheets, respectively.

The Board of Directors also authorized payments of up to $15,000 per month, through the earlier of the consummation of the Company’s initial business combination or its liquidation, to members of the Company’s management team for services rendered to the Company (the “Management Payment Agreement”). For the three months ended March 31, 2024 and 2023, the Company incurred approximately $45,000 and $45,000, respectively, under the Management Payment Agreement. As of March 31, 2024 and December 31, 2023, $270,000 and $225,000 were included in due to related party on the unaudited condensed consolidated balance sheets, respectively.

On April 21, 2024, Jeff Gary, in connection with his departure as an officer and director of the Company, waived and forfeited any monies he was owed under the Sponsor Payment Agreement and/or Management Payment Agreement. On June 21, 2024, the Company, Sponsor and Michael Singer entered into a fee waiver agreement (the “Waiver Agreement”) pursuant to which the Sponsor and Michael Signer agreed that in exchange for Michael Singer’s receipt of 125,000 shares of the Company’s Class A common stock to be delivered at the closing of the proposed business combination between the Company and Alpha Modus Corp., the Sponsor and Michael Singer agreed to waive amounts all amounts due to them now and in the future under the Sponsor Payment Agreement and Management Payment Agreement on the terms and conditions set forth in the Waiver Agreement.

The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the full text of the Waiver Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Insight and Alpha Modus intend to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement on Schedule 14A. The Company’s stockholders and other interested persons are advised to read, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Business Combination, as these materials will contain important information about Insight and Alpha Modus, and the proposed Business Combination. Promptly after filing its definitive proxy statement relating to the proposed Business Combination with the SEC, Insight will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting on the Business Combination and the other proposals. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other relevant materials filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov” www.sec.gov or upon written request to Insight Acquisition Corp. at 333 East 91st Street, New York, NY 10024.

Participants in the Solicitation

Insight and its directors and executive officers may be deemed participants in the solicitation of proxies from Insight’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Insight will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Insight’s directors and executive officers and their ownership of Insight’s common stock is set forth in the Company’s final prospectus, as filed with the SEC on September 7, 2021, or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Alpha Modus and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Insight’s and Alpha Modus’ actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements, but are not the exclusive means of identifying these statements. These forward-looking statements include, without limitation, Insight’s and Alpha Modus’ expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, and the timing of the completion of the proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Insight’s and Alpha Modus’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement between Insight and Alpha Modus (the “BCA”); (2) the outcome of any legal proceedings that may be instituted against Insight and Alpha Modus following the announcement of the BCA and the transactions contemplated therein; (3) the inability to complete the proposed the proposed Business Combination, including due to failure to obtain approval of the stockholders of Insight and Alpha Modus, certain regulatory approvals, or satisfy other conditions to closing in the BCA; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on Alpha Modus’ business and/or the ability of the parties to complete the proposed Business Combination; (6) the inability to obtain the listing of the combined company’s common stock on the Nasdaq Stock Market following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Alpha Modus to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Insight and Alpha Modus may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to Alpha Modus; (13) risks related to the organic and inorganic growth of Alpha Modus’ business and the timing of expected business milestones; (14) the amount of redemption requests made by Insight’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Insight for its initial public offering and the registration statement on Form S-4, including the proxy statement relating to the proposed Business Combination, including those enumerated under “Risk Factors” therein, and in Insight’s other filings with the SEC. Insight cautions that the foregoing list of factors is not exclusive. Insight and Alpha Modus caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insight and Alpha Modus do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

EXHIBIT NO.	DESCRIPTION
1.1	Fee Modification Agreement, dated June 20, 2024, between Insight Acquisition Corp and Cantor Fitzgerald & Co.

1.2	Settlement Agreement, dated June 20, 2024, between Insight Acquisition Corp and Odeon Capital Group, LLC.

2.1	First Amendment to the Business Combination Agreement, dated as of June 21, 2024, by and among Insight Acquisition Corp., IAC Merger Sub Inc. and Alpha Modus, Corp.

10.1	Fee Waiver Agreement, dated June 21, 2024 among Insight Acquisition Corp., Insight Acquisition Sponsor LLC and Michael Signer.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2024

INSIGHT ACQUISITION CORP.

By:	/s/ Michael Singer
Name:	Michael Singer
Title:	Executive Chairman and Chief Executive Officer